Exhibit 99.2

FOR IMMEDIATE RELEASE	Monday, April 26, 2010

CELESTICA CEO ENTERS AUTOMATIC SECURITIES DISPOSITION PLAN

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Craig Muhlhauser, President & Chief Executive Officer, has entered into an automatic securities disposition plan for the sale of up to 1,496,147 Subordinate Voting Shares between May 10, 2010 and April 29, 2011. The shares represent approximately thirty-five per cent of Mr. Muhlhauser’s total vested and unvested equity at target performance levels. (The percentage of shares being sold was incorrectly reported in a press release issued April 22, 2010.)

Sales will be conducted by an independent broker pursuant to pre-determined criteria on a monthly basis and effected in part through the exercise of stock options previously granted to Mr. Muhlhauser.

In accordance with applicable Canadian provincial and U.S. securities laws, including Rule 10b5-1 of the Securities and Exchange Commission, the plan allows for the disposition of Subordinate Voting Shares and the related exercise of options on a pre-determined, automatic basis regardless of whether trading restrictions are in place, including whether Mr. Muhlhauser subsequently receives material non-public information regarding Celestica. Mr. Muhlhauser is not permitted to revoke or rescind the plan and, subject to limited exceptions, is not permitted to modify or amend the plan. Dispositions pursuant to the plan will be reported in accordance with applicable securities laws.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbor and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance. Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various

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public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Regulators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com